April 1, 2020

Justin Dobbie

Legal Branch Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	MSG Entertainment Spinco, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed on March 26, 2020
File No. 001-39245

Dear Mr. Dobbie:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated March 27, 2020, regarding Amendment No. 2 to the Registration Statement on Form 10 (the “Form 10”) of MSG Entertainment Spinco, Inc. (the “Company”) filed by the Company on March 26, 2020. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement attached as Exhibit 99.1 to Amendment No. 2 to the Form 10 filed on March 26, 2020 and page references in the responses refer to page numbers in the marked copy of the Information Statement (the “Information Statement”) attached as Exhibit 99.1 to Amendment No. 3 to the Form 10 filed on April 1, 2020.

Amendment No. 2 to Registration Statement on Form 10-12B

Exhibit 99.1

Selected Historical and Unaudited Pro Forma Combined Financial Data, page 12

1.

We note your revenues for the pro forma combined six months ended December 31, 2019 and year ended June 30, 2019 as disclosed here are not consistent with the unaudited pro forma combined statements of operations beginning on page 72 due to separately captioned lease revenue on page 72. Please revise for consistency.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 to 14 of the Information Statement.

Unaudited Pro Forma Combined Financial information

Notes to Unaudited Pro Forma Combined Financial Statements, page 74

2.

Please expand footnote (s) to your pro forma financial information to more clearly explain how each adjustment for the probable disposition of the Forum is calculated including quantifying any components that comprise the adjustment as well as describing any assumptions involved in their calculation. Reference is made to Rule 11-02(b)(6) of Regulation S-X.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 67 to 80 of the Information Statement.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ Philip D’Ambrosio
Philip D’Ambrosio
Interim Chief Financial Officer, Treasurer and Secretary

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP
Robert P. Nardone, KPMG LLP
Tonya K. Aldave, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Scott Stringer, Securities and Exchange Commission